            Jeremy Kream
Senior Vice President
Senior Managing Counsel

State Street Financial Center
One Lincoln Street, SFC 21
Boston, MA 02111

Telephone: +1 617 664 7206
Facsimile: +1 617 664 4310
jkream@statestreet.com

Via EDGAR (Correspondence)

December 4, 2013

Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     State Street Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-07511

Dear Ms. Blye:

We have received your letter dated November 21, 2013 regarding your review of the above-referenced filing. As discussed with Mr. Daniel Leslie of your office earlier today, this will confirm our request for an extension of the time to respond to your letter. We intend to respond to the comments in that letter on or prior to December 20, 2013. Please do not hesitate to contact me at (617) 664-7206 if you have any questions or require additional information.

Very truly yours,

/s/ Jeremy Kream
Jeremy Kream
Senior Vice President
and Senior Managing Counsel

cc:    Mr. James J. Malerba